VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”) Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on May 3, 2012 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

	Item Voted Upon	Voting Result

1	Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted.
	Timothy Baker Ross Cory Robert Gilmore Geoffrey Handley Wayne Lenton Michael Price Jonathan Rubenstein Donald Shumka Paul Wright	For 97.53% 90.59% 96.47% 98.00% 89.71% 97.50% 97.91% 99.00% 99.73%
2	Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted. For 98.01%
3	To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted. For 99.71%

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss
Vice President, Administration and Corporate Secretary